Via Facsimile and U.S. Mail
Mail Stop 6010

September 16, 2008

Westmoore Holdings, Inc.
Attn: Matthew Jennings, Chief Executive Officer and
      Acting Chief Financial Officer
8141 E. Kaiser Blvd., Suite 312
Anaheim Hills, CA 92808

Re: **Westmoore Holdings, Inc.**
       Form 10-KSB for the Year Ended December 31, 2007
       File No. 000-33153

Dear Mr. Jennings:

      We have reviewed your amended Form 10-KSB for the year ended December 31, 2007 and have the following additional comments. Please revise your Form 10-KSB for the year ended December 31, 2007 in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

Internal Control Over Financial Reporting

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 29, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file

management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

General

2. We note that a letter was not filed as CORRESP with your amended Form 10-KSB. In our letter dated July 29, 2008 we requested that management furnish, in a letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please make these acknowledgements in your response to this letter.

As appropriate, please amend your Form 10-KSB for the year ended December 31, 2007 within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information.   You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Carlton Tartar, Branch Chief, at (202) 551-3387. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

James Rosenberg
Senior Assistant Chief Accountant